BYLAWS

OF

ROCKETTRADER INC.
DBA QUANTS COMPETE

A DELAWARE CORPORATION

TABLE OF CONTENTS

ARTICLE I

OFFICES

Section 1.   Registered Agent and Delaware Executive Office.

The Board of Directors will fix the location of the principal executive office of the Corporation at any place within or outside the State of Delaware and for any additional branch or subordinate offices as may be established at any time and at any place by the Board of Directors. The initial principal executive office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.   The registered agent in charge thereof is "The Corporation Trust Company".

Section 2.   California Principal Executive Office.

The location of the principal executive office of the Corporation shall be located at: 2351 Sunset Blvd., Suite 170721, Rocklin, California 95765. The Secretary of this Corporation shall keep the original or a copy of these Bylaws, as amended to date, at the principal executive office of the Corporation as directed by the Board of Directors. The officers of this Corporation shall cause the Corporation to file an annual statement with the Secretary of State for each state in which the Corporation is filed as a foreign legal corporation.

ARTICLE II

SHAREHOLDERS' MEETING

Section 1.   Place of Meetings.

All meetings of the shareholders shall be held at the principal executive office of the Corporation or at such other place as may be determined by the Board of Directors. If authorized by the Board of Directors (in its sole discretion) and subject to the consent requirement provided by the Delaware Corporations Code Title 8 §228 and any guidelines and procedures adopted by the Board of Directors, shareholders not physically present in person or by proxy at a meeting of shareholders may, by electronic transmission by and to the Corporation or by electronic video screen communication, participate in a meeting of shareholders, be deemed present in person or by proxy, and vote, whether the meeting is to be held at a designated place or in whole or in part by means of electronic transmission by and to the Corporation or by electronic video screen communication.

Section 2. Annual Meetings.

The annual meeting of the shareholders shall be held each year, between thirty (30) and one-hundred twenty (120) days following the end of the fiscal year of the Corporation at such precise date and time as fixed by resolution of the Board of Directors.

At the annual meeting, the shareholders shall elect a Board of Directors, consider reports of the affairs of the Corporation and transact such other business as may properly be brought before the meeting.

Section 3. Special Meetings.

Special meetings of the shareholders for any purpose or purposes may be called at any time by the Chief Executive Officer, a Vice President, the Board of Directors, or shareholders holding not less than fifty percent (50%) of the voting power of the Corporation. Upon request in writing sent stating the general nature of the business proposed to be transaction by registered mail or by electronic transmission to the Chief Executive Officer or Vice President at the principal office of the Corporation, or delivered to such officer in person by any person entitled to call a meeting of shareholders, it shall be the duty of such officer to cause notice to be given to the shareholders entitled to vote that a meeting will be held at the time requested by the person calling the meeting and the general nature of the business proposed to be transacted. If notice is not given within thirty (30) days after receipt of the request, the person calling the meeting may give notice thereof. Nothing contained in this section shall be construed as limiting, fixing or affecting the time or date when a meeting of shareholders called by action of the Board of Directors may be held.

Section 4. Notice of Meetings.

Notices of meetings, annual or special, shall be given either personally or in writing to shareholders entitled to vote by the Secretary. Notices shall be sent to the shareholder's address appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice, not less than ten (10) nor more than 60 days before such meeting.

Notice of any meeting of shareholders shall specify the place, the day and the hour of the meeting, and in case of special meetings, as provided by the Delaware General Corporation Law ("DGCL"), the general nature of the business to be transacted, and a statement that no other business may be transacted. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by management for election. If the meeting is to be held in whole or in part by electronic means, the notice shall state the means of electronic transmission by and to the Corporation or electronic video screen communication, if any, by which shareholders may participate in the meeting.

Section 5.   Consent to Shareholders' Meeting.

The transactions of any meeting of shareholders shall be valid as though had at a meeting duly held after regular call and notice if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof.   All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the meeting.   Executors, administrators, guardians, trustees and other fiduciaries entitled to vote shares may sign such waivers, consents and approvals.

Section 6.   Shareholders Acting Without a Meeting.

Except as provided in these Bylaws, any action which may be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if authorized by a writing setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

Section 7.   Quorum.

The holders of a majority of the shares entitled to vote present in person or represented by proxy shall be requisite and shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws.   In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy, but no other business may be transacted.   At an adjourned meeting at which the requisite amount of voting shares are represented, any business may be transacted which might have been transacted at the meeting as originally notified.   The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8.   Voting Rights.

For purposes of determining the shareholders entitled to receive notice of a vote at a shareholders' meeting or give written consent to corporate action without a meeting, the Board of Directors may fix in advance a record date that is not more than 60 nor less than 10 days before the date of the shareholder's meeting, or not more than 60 days before any other action. In the event no record date is fixed, the record date for determining shareholders entitled to receive notice of and vote at a shareholders meeting will be as follows:

    (a) The business day next preceding the day on which notice is given, or, if notice is waived as provided in this Article II, the business day next preceding the day on which the meeting is held;

    (b) If the record date is to determine the shareholders entitled to give consent to corporate action in writing without a meeting, if no prior action has been taken by the Board of Directors, will be the day on which the first written consent is given;

    (c) The record date for determining the shareholders for any other purpose as set forth in these Bylaws.

Only persons who is named pursuant to the stock records shall be entitled to vote and stand on the stock records of the Corporation as of the record date will be entitled to any notice and voting rights provided in these Bylaws, unless some other day be fixed by the Board of Directors for the determination of shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Section 9. Proxies.

Every shareholder entitled to vote or to execute consents may do so either in person or by proxy, executed in accordance with the provisions of the DGCL, and filed with the Secretary of the Corporation.

The Board of Directors may, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and the validation of the same, which are intended to be voted at any such meeting.

Section 10. Organization.

The Chief Executive Officer, or in the absence of the Chief Executive Officer, the Vice President shall call the meeting of the shareholders to order and shall act as Chairman of the meeting.   In the absence of the Chief Executive Officer and the Vice President, a Chairman chosen by a majority in interest of the shareholders of the Corporation present in person or by proxy and entitled to vote, shall act as Chairman.   The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

ARTICLE III

DIRECTORS

Section 1.   Powers.

Matthew P. Jones, PhD shall serve as the initial director and fulfill all obligations and duties of the Corporation's Board of Directors. The initial director may do whatever is necessary and proper to perfect the organization of the Corporation, including the adoption and amendment of Bylaws of the Corporation and the election of directors and officers.   Subject to the limitation of the Articles of Incorporation, of the Bylaws and of the laws of the State of Delaware as to action to be authorized or approved by the shareholders, all corporate powers shall be exercised by or under authority of, and the business and affairs of this Corporation shall be controlled by a Board of Directors.

Section 2.   Number and Qualification.

If the Corporation has only one shareholder, then the Corporation may have only one (1) director. The authorized number of directors may be changed by amendment to this Section 2, Article III, of these Bylaws, adopted by a vote or written assent of the shareholders entitled to exercise majority voting power.

Section 3.   Election and Tenure of Office.

The directors shall be elected by ballot at the annual meeting of the shareholders and hold office until the next annual meeting. Elections for directors need not be by ballot, in accordance with the DGCL, unless a shareholder demands election by ballot at the election and before the voting begins, or unless the Bylaws so require.   The term of office of the directors shall begin immediately after election.

Section 4.   Vacancies.

Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of the majority of the shareholders entitled to exercise majority voting power, and the term of office of any director so elected shall expire at the next shareholders meeting at which directors are elected.

Section 5.   Removal of Directors.

The entire Board of Directors or any individual director may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, in accordance with the laws of Delaware.

Section 6.   Place of Meetings.

Meetings of the Board of Directors shall be held at the office of the Corporation, as designated for that purpose, from time to time, by resolution of the Board of Directors or written consent of all of the members of the Board of Directors. Any meeting shall be valid, wherever held, if held by the written consent of all members of the Board of Directors, given either before or after the meeting and filed with the Secretary of the Corporation. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation in a meeting shall constitute presence in person at the meeting.

Section 7.   Organization Meetings.

The organization meetings of the Board of Directors shall be held immediately following the adjournment of the annual meetings of the shareholders.

Section 8.   Other Regular Meetings.

Other regular meetings of the Board of Directors shall be held at the corporate offices, or such other place as may be designated by the Board of Directors, as the Board of Directors may provide by resolution without other notice than such resolution.

Section 9.   Special Meetings - Notices.

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board or the Chief Executive of the Corporation. The person or persons authorized to call special meetings of Board of Directors may designate the place and time for holding any special meeting of Board of Directors. Notice of the special meeting shall be given to the Board of Directors at least twenty-four (24) hours in advance, by telephone, email, or in writing, stating the date, time and place of the meeting. A notice or waiver of a special meeting of the Board of Directors need not describe the purpose of the special meeting.

Section 10.   Waiver of Notice.

When all of the directors are present at any Board of Directors meeting, and sign a written consent thereto on the records of such meeting, or, if a majority of the directors are present, and if those not present sign a written waiver of notice of such meeting, whether prior to or after the holding of such meeting, which said waiver shall be filed with the Secretary of the Corporation, the transactions thereof are as valid as if had at a meeting regularly called and noticed.

Section 11.   Directors Acting Without a Meeting By Unanimous Written Consent.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of directors, if authorized by a writing signed by all members of the Board of Directors.   Such consent shall be filed with the regular minutes of the Board of Directors.

Section 12.   Notice of Adjournment.

Notice of the time and place of holding an adjourned meeting shall be given to absent directors prior to the time of the meeting if the adjournment is for more than twenty-four (24) hours.

Section 13.   Quorum.

A majority of the number of directors as fixed by the Articles of Incorporation or Bylaws shall be necessary to constitute a quorum for the transactions of business, and the action of a majority of the directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A duly called and noticed Board of Directors meeting at which a quorum is initially present and assembled shall be able to continue the transaction of business notwithstanding the withdrawal of a sufficient number of directors to break a quorum provided that any action so taken is approved by at least a majority of the required quorum for such a meeting.

Section 14.   Compensation of Directors.

Directors shall not receive any stated salary for their services as directors, but by resolution of the Board of Directors a fixed sum and expense of attendance may be allowed for attendance at each regular and special meeting of the Board of Directors; provided that nothing herein contained shall be construed to preclude any director from serving the company in any other capacity and receiving compensation therefor.

Section 15.   Executive and Other Committees.

The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board of Directors.   The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of directors. Any such committee, to the

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extent provided in the resolution of the Board of Directors, shall have all the authority of the Board of Directors, except a committee shall not have the authority with respect to:

(1)   The approval of any action which also requires shareholders' approval or approval of the outstanding shares.

(2)   The filling vacancies on the Board of Directors or in any committee.

(3)   The fixing of compensation of the directors for serving on the Board of Directors or on any committee.

(4)   The amendment or repeal of the Corporations Bylaws or the adoption of new Bylaws.

(5)   The amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amendable or repealable.

(6)   A distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range as approved in writing by the Board of Directors.

(7)   The appointment of other committees of the Board of Directors or the members thereof.

Section 16.   Committee Meetings.

The provisions of Article III of these Bylaws apply also to committees of the Board of Directors and action by such committees.

ARTICLE IV

OFFICERS

Section 1.   Officers.

Matthew P. Jones PhD shall serve as the initial officers of the Corporation and in the capacity of the Chief Executive Officer, Secretary and Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board of Directors, one or more Vice Presidents, and such other officers as may be appointed in accordance with the provisions of this Article. Any number of offices may be held by the same person.

Section 2.   Election.

The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article IV, shall be chosen annually by the Board of Directors, and each shall hold his or her office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3. Removal and Resignation.

An officer may be removed at any time, either with or without cause, by the Board of Directors. An officer may resign at any time upon written notice to the Corporation given to the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. Any such resignation shall take effect at the date of receipt of such notice or at any other time specified therein. Unless otherwise specified in these Bylaws, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation to monetary damages under any contract of employment to which the officer is a party.

Section 4. Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

Section 5. Chairman of the Board.

The Chairman of the Board of Directors, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and shall exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws.

Section 6. Chief Executive Officer.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the Chief Executive Officer of the Corporation shall, subject to the control of the Board of Directors, shall be the highest ranking executive in the Corporation and will be the Corporation's visionary and strategist and, subject to the control of the Board of Directors, will set the tone for the corporation's image, management, and operations, and have supervision, direction, and control over the corporation's overall business, financial management, and its officers. The managerial powers and duties of the Chief Executive Officer will include, but are not limited to, all the general powers and duties of management usually vested in the office of Chief Executive Officer of a Corporation, and the Chief Executive Officer will have other powers and duties as prescribed by the Board of Directors or the Bylaws. The Chief Executive Officer reports directly to the Board of Directors and will preside at all meetings of the shareholders, as well as all meetings of the Board of Directors. The Chief Executive Officer shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the Chief Executive Officer of a Corporation, together with all additional powers and duties as may be prescribed by the Board of Directors or the Bylaws.

Section 7.   Vice President.

If desired, one or more vice presidents may be chosen by the Board of Directors in accordance with electing officers as set forth in these Bylaws the absence or disability of the Chief Executive Officer, the Vice President shall perform all the duties of the Chief Executive Officer, and when so acting, shall have all the power of, and be subject to all the restrictions upon, the Chief Executive Officer.   The Vice President shall have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors or the Bylaws.

Section 8.   Chief Operating Officer.

The Chief Operating Officer shall be responsible for coordinating and directing the activities of the Corporation in accordance with the policies and objectives established by the Board of Directors. The Chief Operating Officer shall assist in the development of policies regarding all corporate functions.

Section 9.   Secretary.

The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Board of Directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal office or at the office of the Corporation's transfer agent, a share register, or duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by the Bylaws or by law to be given, shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

Section 10.   Chief Financial Officer.

The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to the source and shown in a separate account. The books of account shall at all reasonable times be open to inspection by any director.

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The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors, shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer and directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.


ARTICLE V

CORPORATE RECORDS AND REPORTS --- INSPECTION


Section 1.   Records.

The Corporation shall maintain adequate and correct accounts, books and records of its business and properties at its principal place of business, as fixed by the Board of Directors from time to time.

Section 2.   Inspection of Books and Records.

The share register shall be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the Corporation, for a purpose reasonably related to such holder's interest as a shareholder or holder of a voting trust certificate. Such inspection and copying under this section may be made in person or by agent or attorney. The accounting books and records of the Corporation and the minutes of proceedings of the shareholders, the Board of Directors, and committees of the Board of Directors shall be open to inspection upon the written demand of the Corporation by any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for any proper purpose reasonably related to such shareholder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

Section 3.   Certification and Inspection of Bylaws.

The original or a copy of these Bylaws, as amended or otherwise altered to date, certified by the Secretary, shall be open to inspection by the shareholders of the Corporation.

Section 4.   Checks.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such appointed officers or other persons as shall be determined from time to time by resolution of the Board of Directors.

Section 5.   Contracts.

The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the Corporation in any material matter by any contract or engagement, or to pledge its credit to any significant extent or to render it liable for any material purposes or to any significant amount.

Section 6.   Annual Report & Financial Statements.

The annual report to shareholders is expressly waived, but nothing herein shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to shareholders. The Corporation will keep a copy of each annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets prepared by the Corporation on file in the Corporation's principal place of business.

ARTICLE VI

CERTIFICATES AND TRANSFER OF SHARES

Section 1.   Certificates for Shares.

Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby, its number, date of issuance and the number of shares for which it is issued, and shall be signed by the Secretary and/or Chief Executive Officer (or by facsimiles of the signatures of the Chief Executive Officer and Secretary).

Section 2.   Transfer on the Books.

Upon surrender to the Secretary or transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3.   Lost or Destroyed Certificates.

Holders of the shares of the Corporation shall immediately notify the Corporation of any loss, destruction, or mutilation of the certificate thereof, and the Board of Directors may in its discretion cause new certificates for the same number of shares to be issued to such shareholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS, OFFICERS, AND EMPLOYEES

Section 1.   Indemnification.

For purposes of this Article, the term "agent" means any person who is or was a director, officer, employee, or other agent of this Corporation, or who is or was serving at the request of this Corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or who was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of this Corporation or of another enterprise at the request of such predecessor corporation; the term "proceeding" means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorney fees and any expenses of establishing a right to indemnification under this Article.

The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this Corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of this Corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that the person reasonably believed to be in the best interests of this Corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption either that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of this Corporation or that the person had reasonable cause to believe that the person's conduct was not unlawful.

This Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action by or in the right of this Corporation to procure a judgment in its favor, by reason of the fact that such person is or was an agent of this Corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of that action, if such person acted in good faith, in a manner such person believed to be in the best interests of this Corporation and its shareholders. No indemnification will be made under this Article for the following:

(a) Any claim, issue, or matter on which such person has been adjudged to be liable to this Corporation in the performance of such person's duty to this Corporation and its shareholders, unless and only to the extent that the court in which such proceeding is or was pending will determine on application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court will determine;

(b) Amounts paid in settling or otherwise disposing of a pending action without court approval; or

(c) Expenses incurred in defending a pending action that is settled or otherwise disposed of without court approval.

Section 2.   Required Approval.

Except as stated otherwise in these Bylaws, any indemnification under this Article will be made by the Corporation only if authorized in the specific case, after a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in this Article by one of the following processes:

(a) A majority vote of a quorum consisting of directors who are not parties to such proceeding;

(b) Independent legal counsel in a written opinion if a quorum of directors who are not parties to such a proceeding is not available.

(c) The affirmative vote of a majority of shares of this Corporation entitled to vote represented at a duly held meeting at which a quorum is present; or

(d) The written consent of holders of a majority of the outstanding shares entitled to vote (for purposes of this subsection, the shares owned by the person to be indemnified will not be considered outstanding or entitled to vote thereon); or

(e) The court in which the proceeding is or was pending, on application made by this Corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney, or other person is opposed by this Corporation

Section 3.   Other Contractual Rights.

The indemnification provided by this Article will not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under, *e.g.,* any Bylaw, agreement, or vote of shareholders or disinterested directors, both regarding action in an official capacity and regarding action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Articles of the Corporation. Nothing in this section will affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

Section 4. Insurance.

This Corporation may purchase and maintain insurance on behalf of any agent of the Corporation insuring against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such, whether or not this corporation would have the power to indemnify the agent against that liability under the provisions of this Article. Despite the foregoing, if this Corporation owns all or a portion of the shares of the company issuing the policy of insurance, the insuring company or the policy will meet the conditions set forth under the laws of Delaware.

Section 5. Fiduciaries of Corporate Employee Benefit Plan.

This Article does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the Corporation. The Corporation will have the power to indemnify, and to purchase and maintain insurance (which may be provided or withheld by the Corporation in the sole discretion of a majority vote by the shareholders) on behalf of any such trustee, investment manager, or other fiduciary of any benefit plan for any or all of the directors, officers, and employees of the Corporation or any of its subsidiary or affiliated corporations.

Section 6. Survival of Rights.

The rights provided by this Article will continue for a person who has ceased to be an agent and will inure to the benefit of the heirs, executors, and administrators of such person.

Section 7. Effect of Amendment.

Any amendment, repeal, or modification of this Article will not adversely affect an agent's right or protection existing at the time of such amendment, repeal, or modification.

Section 8. Settlement of Claims.

This Corporation will not be liable to indemnify any agent under this Article for (a) any amounts paid in settlement of any action or claim effected without the Corporation's written consent, or (b) any judicial award, if the Corporation was not given a reasonable and timely opportunity to participate, at its expense, in the defense of such action.

Section 9. Subrogation.

In the event of payment under this Article, the Corporation will be subrogated, to the extent of such payment, to all of the rights of recovery of the agent, who will execute all papers required and will do everything that may be necessary to secure such rights, including the execution of such

documents as may be necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 10. No Duplication of Payments.

The Corporation will not be liable under this Article to make any payment in connection with any claim made against the agent to the extent the agent has otherwise actually received payment, whether under a policy of insurance, an agreement, or a vote, or through other means, of the amounts otherwise indemnifiable under this Article.

ARTICLE VIII

AMENDMENTS TO BYLAWS

Section 1. By Shareholders.

New Bylaws may be adopted, or these Bylaws may be repealed or amended at the annual meetings, or any other meeting of the shareholders called for that purpose, by a vote of shareholders entitled to exercise a majority of the voting power of the Corporation, or by written assent of such shareholders.

Section 2. Powers of Directors.

Subject to the right of the shareholders to adopt, amend or repeal Bylaws, as provided in Section l of this Article, the Board of Directors may adopt, amend or repeal any of these Bylaws other than a Bylaw or amendment thereof changing the authorized number of directors. Notwithstanding the foregoing, any amendment, repeal, or adoption of a Bylaw by action of the Board of Directors on any matter requiring a vote of shareholders entitled to exercise a majority of the voting power of the Corporation shall be ineffective and void unless and until it is approved by a vote of shareholders entitled to exercise a majority of the voting power of this Corporation.

Section 3. Record of Amendments.

Whenever an amendment or new Bylaw is adopted, it shall be copied in the book of Bylaws with the original Bylaws in the appropriate place. If any Bylaw is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

ARTICLE IX

INCORPORATION BY REFERENCE

Whenever any reference is made in these Bylaws to any legislative enactment, whether law, statute or ordinance, such enactment shall be deemed incorporated by reference herein.

CERTIFICATE OF RATIFICATION AND

ADOPTION OF BYLAWS

BY BOARD OF DIRECTORS

OF

ROCKETTRADER INC.
DBA QUANTS COMPETE

A DELAWARE CORPORATION

THIS IS TO CERTIFY that I am the duly elected, qualified and acting Secretary of the above-named Corporation, and that the above and foregoing Bylaws, consisting of 17 pages, are a true and correct copy of the Bylaws of the Corporation and were ratified and adopted as the Bylaws of said Corporation at the first meeting of the Board of Directors of said Corporation held on March 26, 2020.

Matthew P. Jones

_____

Matthew P. Jones PhD, Secretary